

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 10, 2008

<u>Via U.S. Mail and Fax</u>
Mr. Ken R. Risk
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm
Kimball, NE 69145

> **RE:** **George Risk Industries, Inc.**
> **Form 10-KSB for the fiscal year ended April 30, 2007**
> **Filed August 10, 2007; and**
> **Forms 10-QSB for July 31, 2001, Oct. 31, 2007, and Jan. 31, 2008**
> **Filed Sep. 14, 2007, Dec. 14, 2007, and Mar. 17, 2008, respectively**
> **File No. 0-5378**

Dear Mr. Risk:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director